April 19, 2011

Trayne S. Wheeler
Phone: 617.951.9068
Fax:  617.261.3175
trayne.wheeler@klgates.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Brion R. Thompson, Esq.

RE:	John Hancock Hedged Equity & Income Fund File Nos.: 333-168178; 811-22441

Dear Mr. Thompson:

    We have received the Staff’s comments on the registration statement filed on Form N-2 on July 16, 2010 (the “Registration Statement”) for John Hancock Hedged Equity & Income Fund (the “Fund”).  The Staff’s comments were received in the form of a letter (the “Comment Letter”) dated August 12, 2010.  We responded to that letter on behalf of the Fund on April 14, 2011 (“Comment Response Letter”).  We then discussed your review of the Comment Response Letter on April 19, 2011.  We proposed disclosure changes responsive to your comments to the Comment Response Letter and had further discussion with you regarding those proposed changes.  As a result of these discussions, we believe that the disclosure changes and supplemental responses outlined in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.

    It is anticipated that the Fund, after filing its required seed audit financial statements in a pre-effective amendment filing, will seek effectiveness of the Registration Statement, as amended, by May 24, 2011.  The Fund will, in connection therewith, make the requested representations and file the necessary acceleration requests.

    We have, for the convenience of the Staff, repeated below the comments appearing in the Comment Letter followed by the Fund’s response.  Defined terms have the same meanings as used by the Fund in the Registration Statement.

Prospectus

Comment: Cover Page

1.	Please revise the Fund’s Investment Objective to have a primary focus on achieving income consistent with the term “Income” in the Fund’s name. See Section 35(d) of the Investment Company Act of 1940.

Response: In response to the Staff’s comment, the Fund has revised its investment objective by adding the underscored language and deleting the strikethrough language shown below wherever the investment objective appears in the registration statement:

The Fund’s investment objective is to provide total return ~~consisting of~~ with a focus on current income and gains and also consisting of long-term capital appreciation.

3.
Since writing (selling) call options does not generate income, please revise the first sentence of this section to clarify that the Fund’s strategy of writing (selling) call options on the S&P 500 Composite Stock Price Index is designed to achieve gains and is not designed to achieve “income enhancement.”  Make similar changes where appropriate throughout the registration statement.

Response:  In response to the Staff’s comment, the Fund has revised its disclosure regarding the goals of the Option Strategy by adding the underscored language and deleting the strikethrough language shown below wherever such disclosure appears in the registration statement:

The Option Strategy will pursue two goals: (i) ~~income  enhancement (in the form of gains from option premiums)~~ to generate earnings for current distribution from option premiums and (ii) downside equity market protection (through the use of U.S. equity index puts).

Additionally, references to “income” in this context have been changed to “earnings,” where such disclosure appears in the registration statement.

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    Thank you for your attention to these matters.  If you have any questions, I may be reached at (617) 951-9068.

Very truly,

/s/ Trayne S. Wheeler
Trayne S. Wheeler

cc:	Thomas M. Kinzler
Michael Jewkes
Kinga Kapuscinski

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